June 9, 2017 VIA EDGAR CORRESPONDENCE AND FEDEX Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4628

Re: Delphi Jersey Holdings plc Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of Delphi Jersey Holdings plc (the “Company”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, the Company’s Registration Statement on Form 10 (the “Registration Statement”), including Exhibit 99.1. For your convenience, we will also deliver to you paper copies of the Registration Statement.

Please do not hesitate to contact me at (312) 876-7681 or cathy.birkeland@lw.com, or David M. Sherbin, Director of the Company and Senior Vice President, General Counsel and Chief Compliance Officer of Delphi Automotive PLC, at (248) 813-3009 or david.sherbin@delphi.com with any questions or comments with respect to the Registration Statement.

Very truly yours,

/s/ Cathy A. Birkeland

Cathy A. Birkeland of LATHAM & WATKINS LLP

Enclosure

cc:	David M. Sherbin, Director of Delphi Jersey Holdings plc and Senior Vice President, General Counsel and Chief Compliance Officer of Delphi Automotive PLC